

Mail Stop 3233

December 7, 2017

<u>Via E-Mail</u>
Bruce Sumner
1212 Development Corp.
5348 Vegas Drive
Las Vegas, NV 89108

>   **Re: 1212 Development Corp.**
>   **Amendment No. 4 to**
>   **Offering Statement on Form 1-A**
>   **Filed November 14, 2017**
>   **File No. 024-10699**

Dear Mr. Sumner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

<u>General</u>

1.   The cover page legend states that the preliminary offering circular is dated November 1, 2017 whereas the bottom of the cover page states that it is dated September 30, 2017. We note that the auditor's report and consent are dated November 14, 2017 and the signature page is dated September 30, 2017. Please revise to ensure the date of your offering circular is consistently disclosed. Please also update your signatures so that the date corresponds to the date of the offering circular.

You may contact Jeff Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Adam S. Tracy
       The Tracy Firm, Ltd.